UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 0-19133

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CASH 401(k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CASH FINANCIAL SERVICES, INC.
690 East Lamar Boulevard, Suite 400
Arlington, Texas 76011

FIRST CASH 401(k) PROFIT SHARING PLAN

INDEX
Page

Reports of Independent Registered Public Accounting Firms

Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
First Cash 401(k) Profit Sharing Plan
Arlington, Texas

We have audited the accompanying statement of net assets available for benefits of the First Cash 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the First Cash 401(k) Profit Sharing Plan as of December 31, 2007 and the related statement of changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ STOVALL GRANDEY & ALLEN LLP

Fort Worth, Texas
June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
First Cash 401(k) Profit Sharing Plan
Arlington, Texas

We have audited the accompanying statement of net assets available for benefits of the First Cash 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the First Cash 401(k) Profit Sharing Plan as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ HEIN & ASSOCIATES LLP

Dallas, Texas
June 28, 2007

FIRST CASH 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2007	2006
ASSETS:
Investments, at fair value:
Money market funds	$427,176	$-
Mutual funds	2,121,877	2,422,353
Common collective trust funds	3,564,438	1,461,386
First Cash Financial Services, Inc. common stock	3,423,772	7,391,593
Participant loans	743,546	807,094

Total investments	10,280,809	12,082,426

Contributions receivable:
Participant	8,111	51,872
Employer	2,522	13,944

Total contributions receivable	10,633	65,816

Total assets	10,291,442	12,148,242

LIABILITIES:
Refundable contributions	30,553	60,305
Other liabilities	721	-

Total liabilities	31,274	60,305

Net assets available for benefits	$10,260,168	$12,087,937

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net depreciation in fair value of investments	$(2,666,158)
Interest and dividends	177,678

Net investment loss	(2,488,480)

Contributions:
Employer	291,336
Participant, including rollovers	1,277,848

1,569,184

Assets transferred from the Starr Hickman Enterprises 401(k) & PS Plan (Note 1)	1,319,397

Total net additions	400,101

DEDUCTIONS FROM NET ASSETS ATTIBUTABLE TO:
Benefits paid directly to participants	2,183,881
Loans paid off as part of a distribution	23,613
Other	20,376

Total deductions	2,227,870

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,827,769)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,087,937

End of year	$10,260,168

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1.     DESCRIPTION OF PLAN

The following brief description of the First Cash 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

Certain amounts in prior year comparative presentations have been reclassified in order to conform to the 2007 presentation.

General
The Plan is a salary deferral plan covering substantially all U.S.-based employees of First Cash Financial Services, Inc. and its wholly-owned subsidiaries (the "Company" or the "Employer") who have completed six months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee and custodian of the Plan is Fiserv Trust Company.

In a resolution dated June 1, 2007, the Company terminated Frontier Trust Company as the trustee and Bisys as recordkeeper of the Plan and appointed Rogers & Associates as the new recordkeeper and Fiserv Trust Company as the new trustee of the Plan, which became effective October 1, 2007. Additional modifications to the Plan enacted in 2007 included changing the employer match from 50% of the first 3% of the participant's annual compensation contributed to the Plan to 40% of the first 6% of the participant's annual compensation contributed to the Plan, reducing the waiting period to enter the Plan from twelve months to six months, increasing the automatic enrollment deferral rate from 2% to 3% and accelerating the vesting schedule from 20% per year to 25% per year.

Plan  Merger
On August 25, 2006, First Cash Financial Services, Inc. acquired Auto Master, the plan sponsor of the Starr Hickman Enterprises 401(k) & Profit Sharing Plan. Effective October 3, 2007, the Starr Hickman Enterprises 401(k) & Profit Sharing Plan was merged into the Plan. Participant account balances in the Starr Hickman Enterprises 401(k) & Profit Sharing Plan totaling $1,319,397 were transferred into the Plan.

Contributions
Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation. However, each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was $15,500 for 2007. In addition, participants over age 50 are allowed to contribute an additional $5,000. The amount of a participant's annual compensation that may be taken into account for purposes of determining the Company's matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. Unless they elect otherwise, employees are automatically enrolled and contribute 3% of their compensation beginning six months after their date of hire. The Company contributes to the Plan a matching amount equal to 40% of the first 6% of the participant's annual compensation that is contributed to the Plan. Participants are eligible to receive Company match contributions after twelve months of service with the Company. The Plan had a Company match true-up provision from January 1, 2007 through September 30, 2007, none for October 1, 2007 through December 31, 2007 and again effective January 1, 2008. In addition, a special discretionary contribution, as determined by the Company, may be contributed, pro rata, based upon each participating employee's compensation to the total compensation of all participating employees. No such contribution was made in 2007 or 2006.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the employer's matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

Participant Accounts
Each participant's account is credited with the participant's contribution, allocations of the Company's matching contributions and profit sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants' accounts may be applied first to payment of plan administrative expenses and any remaining forfeitures will be used to reduce future Company contributions to the Plan. The various participant allocations are based on a percentage of the participant's elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

Vesting
Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant's date of hire. Participants become 25% vested in employer contributions after two years, and an additional 25% each year thereafter until 100% vested upon five years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options
Upon enrollment into the Plan, a participant may direct his or her employee contributions in any increment to the Company's common stock or any of the mutual fund investment options offered by Fiserv Trust Company, the trustee of the Plan. Effective October 1, 2007, participant contributions directed to purchase the Company's common stock are limited to 20% of the participant's total contributions. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits
Participants whose employment terminates for any reason (except death) are generally entitled to receive the vested portion of their account in the form of a lump sum distribution payable in cash. There were $45,606 of benefits payable to participants at December 31, 2007 and no benefits payable to participants at December 31, 2006.

Participant Loans
A participant may apply to the plan administrator for a loan under the Plan. All loans made by the trustees shall be subject to the terms and conditions set forth in the Plan Document and Trust Agreement. Participants may borrow up to one-half of their vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are made bi-weekly through after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee, but not to exceed 15 years. Prior to October 1, 2007, participants were allowed to have up to two loans outstanding at any one time. Effective October 1, 2007, a participant may have only one loan outstanding at any one time. Participant loans are collateralized by their respective participant accounts.

Forfeitures
Participants who terminate employment prior to being fully vested in the Company's matching contributions forfeit the non-vested contributions and related earnings. At December 31, 2007, there was approximately $87,542 of forfeited non-vested accounts. Forfeitures of Company matching contributions may be used to reduce either plan administrative expenses or future Company contributions to the Plan. In 2007, Company matching contributions were reduced by approximately $53,114 from forfeited, non-vested accounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

Administrative Fees
The Company has paid, at its discretion, certain of the administrative expenses of the Plan. Administrative expenses paid by the Company in 2007 were approximately $58,000.

Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 18, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has subsequently been amended, the Administrative Committee believes the Plan is still in compliance with IRS regulations.

2.     SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements and supplemental schedules are prepared on the accrual basis of accounting.

Valuation of Investments
Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

Payment of Benefits
Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan, but have not been paid, are deducted from net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles, as applied to defined contribution employee benefit plans, requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3.     INVESTMENTS

Investments, at fair value, consisted of the following as of December 31:

		2007		2006
Money Market Fund:
Fiserv Trust Money Market		$126,958		$-
Fiserv Federated Prime Cash		49,155		-
Fiserv Trust Institutional Money Market		251,063		-

		427,176		-
Mutual Funds:
BlackRock Fundamental Growth Fund Inc.		-		371,999
BlackRock Basic Value Fund Inc.		-		441,512
BlackRock Global Allocation Fund Inc.		-		501,553
BlackRock Bond Fund		-		201,674
Oppenheimer Small- & Mid- Cap Value Fd A		-		362,582
Davis New York Venture Fund A		-		543,033
Dreyfus Small Cap Index Fund		276,108
Dreyfus Basic S&P 500 Stock Index Fund		165,632
T. Rowe Price Equity Income Fund		357,261
T. Rowe Price Value Fund		288,146
American Funds EuroPacific Growth Fund	(a)	651,983
Vanguard Short Term Bond Index		58,368
Vanguard Growth Index Fund		324,379

		2,121,877		2,422,353
Common Collective Trust Funds:
Merrill Lynch Retirement Preservation Trust		-	(a)	1,461,386
StarCore I Fund		157,934		-
StarCore II Fund	(a)	1,834,642		-
StarCore III Fund		377,416		-
StarCore IV Fund		349,440		-
StarCore Global Value Fund		183,902		-
StarCore International Fund		121,100		-
StarCore US Fund		55,493		-
StarTrack 2010 Fund		154,919		-
StarTrack 2020 Fund		137,411		-
StarTrack 2030 Fund		97,987		-
StarTrack 2040 Fund		94,194		-

		3,564,438		1,461,386

First Cash Financial Services, Inc. common stock	(a)	3,423,772	(a)	7,391,593
Participant loans	(a)	743,546	(a)	807,094

		$10,280,809		$12,082,426

(a) Represents 5% or more of the Plan's net assets.

During 2007, the Plan's investments (including gains and losses on investments, bought and sold, as well as held during the year) depreciated in value by $2,666,158 as follows:

Money Market Funds	$2,038
Mutual Funds	161,461
Common Collective Trust Funds	(120,868)
First Cash Financial Services, Inc. Common Stock	(2,708,789)

$(2,666,158)

4.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

5.     PARTIES - IN - INTEREST

First Cash Financial Services, Inc. common stock and loans to participants are considered parties-in-interest to the Plan. The investment in First Cash Financial Services, Inc. common stock was $3,423,772 and $7,391,593 at December 31, 2007 and 2006, respectively, and depreciated in value by $2,708,789 during 2007. The balance of loans to participants was $743,546 and $807,094 at December 31, 2007 and 2006, respectively, and interest income was $55,965 during 2007.

The trustee of the Plan, Fiserv Trust Company, is a party-in-interest as defined by ERISA. The trustee invests certain Plan assets in common collective trust funds and such transactions qualify as party-in-interest transactions permitted by the Department of Labor.

6.     CONCENTRATION OF MARKET RISK

At December 31, 2007 and 2006, approximately 33% and 61%, respectively, of the Plan's assets were invested in the common stock of the Company. The underlying value of the Company's common stock is entirely dependent upon the performance of the Company and the market's evaluation of such performance. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the participant's account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits. Effective October 1, 2007, participant contributions directed to purchase the Company's common stock are limited to 20% of the participant's total contributions.

7.     RECONCILIATION TO FORM 5500

Form 5500 requires that all earnings, expenses, gains or losses and unrealized appreciation or depreciation be included in computing net investment gain or loss on common/collective trusts, registered investment companies (mutual funds) and pooled separate accounts.

The reconciliation of investment income per the Schedule H of the form 5500 to the financial statements is as follows:

2007

As reported on 2007 Form 5500-Schedule H:
Part II, Line 2(b)(1)(G) Total interest	$56,128
Part II, Line 2(b)(4)(c) Net gain/(loss) on sale of assets	(467,302)
Part II, Line 2(b)(5)(c) Total unrealized appreciation of assets	(2,237,643)
Part II, Line 2(b)(6) Net investment gain/(loss) from common/collective trusts	(123,262)
Part II, Line 2(b)(10) Net investment gain/(loss) from registered companies	283,599

$(2,488,480)

As reported on audit report:
Net appreciation/(depreciation) in fair value of investments	$(2,666,158)
Interest and dividends	177,678

$(2,488,480)

Benefit claims payable are reported as a liability on Form 5500 but are not recorded as a liability on the financial statements prepared in accordance with GAAP. Excess contributions are recorded as a liability on the financial statements in accordance with GAAP, but not recorded as a liability on Form 5500.

The reconciliation of net assets per Schedule H of the Form 5500 to the financial statements is as follows:

	2007	2006

Net Assets per Form 5500 - Schedule H	$10,245,115	$12,087,937
Amounts due to participants who have withdrawn but not paid	45,606	-
Liability for excess contributions at December 31, 2007	(30,553)	-

Net Assets per financial statements	$10,260,168	$12,087,937

The reconciliation of change in net assets per Schedule H of the Form 5500 to the financial statements is as follows:

	2007	2006

Change in Net Assets per Form 5500 - Schedule H	$(1,842,822)	$4,111,927
Benefits to participants paid in 2008	45,606	-
Excess contributions to be refunded in 2008	(30,553)	-

Change in Net Assets per financial statements	$(1,827,769)	$4,111,927

SUPPLEMENTAL SCHEDULE

FIRST CASH 401(k) PROFIT SHARING PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

EIN: 75-2237318     Plan Number: 001

December 31, 2007
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(d) Cost	(e) Current Value

	Money Market Funds:
*	Fiserv Trust Company	Money Market	**	126,958
*	Fiserv Trust Company	Federated Prime Cash	**	49,155
*	Fiserv Trust Company	Institutional Money Market	**	251,063

	Mutual Funds:
	Dreyfus	Small Cap Index Fund	**	276,108
	Dreyfus	Basic S&P 500 Stock	**	165,632
	T. Rowe Price	Equity Income Fund	**	357,261
	T. Rowe Price	Value Fund	**	288,146
	American Funds	EuroPacific Growth	**	651,983
	Vanguard	Short Term Bond Index	**	58,368
	Vanguard	Growth Index	**	324,379

	Common Collective Trusts::
*	Fiserv Trust Company	StarCore I	**	157,934
*	Fiserv Trust Company	StarCore II	**	1,834,642
*	Fiserv Trust Company	StarCore III	**	377,416
*	Fiserv Trust Company	StarCore IV	**	349,440
*	Fiserv Trust Company	StarCore Global Value	**	183,902
*	Fiserv Trust Company	StarCore International	**	121,100
*	Fiserv Trust Company	StarCore US	**	55,493
*	Fiserv Trust Company	StarTrack 2010	**	154,919
*	Fiserv Trust Company	StarTrack 2020	**	137,411
*	Fiserv Trust Company	StarTrack 2030	**	97,987
*	Fiserv Trust Company	StarTrack 2040	**	94,194

*	First Cash Financial Services, Inc.	Common Stock	**	3,423,772

*	Participant Loans	5.5% - 9.5% interest and varying maturities	0	743,546

	Total investments			$10,280,809

*      Party-In-Interest

**     Historical cost information not required for participant directed accounts

See Report of Independent Registered Public Accounting Firm.

REQUIRED INFORMATION

ITEM 1    Not Applicable.

ITEM 2    Not Applicable.

ITEM 3    Not Applicable.

ITEM 4    Financial Statements and Exhibits

(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

23.2 Consent of Independent Registered Public Accounting Firm

32.1 Certification of Plan Administrator

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2008

FIRST CASH 401(k) PROFIT SHARING PLAN

By:	/s/ Rick Wessel
Plan Administrator